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                                  FORUM FUNDS
                              Two Portland Square
                               Portland, ME 04101

May 7, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Filers Support
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Forum Funds (the "Trust")
    File Nos. 2-67052 & 811-3023

Ladies and Gentlemen:

On behalf of the Trust, I enclose the following documents for filing pursuant to Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 81458586, a joint fidelity bond, in the amount of $3,150,000 (the "Bond"); and

2. An officer's certificate certifying the resolutions approved at a meeting of the Board of Trustees held on February 16, 2007, at which a majority of the Trustees who are not "interested persons" of the Trust as defined by
    Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond; and

3. A copy of the Joint Insured Bond Agreement, entered into on February 28, 2007 pursuant to paragraph (f) of the Rule.

If the Trust had not been named a co-insured under this Bond, it would have maintained a single-insured bond in the amount of $1,900,000 as required under paragraph(d) of the Rule.

The premium of $12,600 was paid for the period commencing February 28, 2007 and ending February 28, 2008. The Trust was allocated to pay 60% ($7,598) of this premium.

Please acknowledge receipt of this filing by date-stamping this letter and faxing it to me at (207) 822-6788.

Sincerely,

/s/ Beth Hanson
-------------------------
Beth Hanson
Assistant Secretary

cc: Fund counsel